EXHIBIT 99.4

THIRD AMENDING AGREEMENT

THIS AGREEMENT made as of the 15th day of April, 2016

BETWEEN:

ENDEAVOUR SILVER CORP., a corporation existing under the laws of the Province of British Columbia

(herein called the “Borrower”)

- and -

THE BANK OF NOVA SCOTIA, a Canadian chartered bank, in its capacity as administrative agent of the Lenders under the Credit Agreement

(herein called the “Administrative Agent”)

- and -

THE BANK OF NOVA SCOTIA and such other financial institutions that become parties to the Credit Agreement as lenders

(herein collectively called the “Lenders” and individually called a “Lender”)

WHEREAS the Borrower, the Lenders and the Administrative Agent entered into an amended and restated credit agreement made as of January 27, 2016, pursuant to which the Lender established a certain credit facility in favour of the Borrower (as amended pursuant to a first amending agreement dated March 3, 2016 and a second amending agreement dated March 31, 2016, the “Credit Agreement”);

AND WHEREAS the parties hereto wish to amend certain provisions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, the parties covenant and agree as follows:

ARTICLE 1

DEFINED TERMS

1.1                      Capitalized Terms.  All capitalized terms which are used herein without being specifically defined herein shall have the meaning ascribed thereto in the Credit Agreement as amended hereby.

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ARTICLE 2
AMENDMENTS

2.1                      General Rule.  Subject to the terms and conditions herein contained, the Credit Agreement is hereby amended to the extent necessary to give effect to the provisions of this agreement and to incorporate the provisions of this agreement into the Credit Agreement.

2.2                      Definitions. Section 1.1 of the Credit Agreement is hereby amended as follows:

(a)	The definition of “Endeavour Capital” is hereby deleted in its entirety;

(b)	The definition of “Metallurgica” is hereby deleted in its entirety;

(c)	The definition of “Excluded Subsidiaries” is hereby deleted in its entirety and replaced with the following:

“Excluded Subsidiaries” means (i) Minera Chile, GMS, RHG, Exploraciones Endeavour, S.A. de C.V., Servicios Administrativos Varal, S.A. de C.V., Recursos Villapando, S.A. de. C.V., Terronera Mining Company, S.A. de C.V. and Endeavour Management Corp. only at such times as any such entity has neither assets nor Indebtedness which exceeds $500,000, and (ii) any other Subsidiary of the Borrower designated as an Excluded Subsidiary in writing by the Administrative agent on the instructions of the Lenders only at such times as any such entity has neither assets nor Indebtedness which exceeds $500,000 and “Excluded Subsidiary” means any one of the Excluded Subsidiaries.

(d)	The definition of “Guarantors” is hereby deleted in its entirety and replaced with the following:

“Guarantors” means, collectively, EDR Silver, Endeavour Gold, Metalúrgica, Mina Bolañitos, Minera Plata, Minera Santa, RPG, Cubo, Metales, Minas Lupycal, MXRT, Endeavour Zilver and each other Subsidiary of the Borrower which executes and delivers a Guarantee pursuant to Section 11.1(r) hereof and “Guarantor” means any one of the Guarantors.

(e)	The following new definitions are hereby added in alphabetical order:

“Cubo” means Compañía Minera del Cubo, S.A. de C.V., a company incorporated under the laws of Mexico.

“EDR Silver” means EDR Silver de Mexico, S.A. de C.V., SOFOM, E.N.R., a company incorporated under the laws of Mexico (formerly Endeavour Capital S.A. de C.V. SOFOM ENR).

“Endeavour Zilver” means Endeavour Zilver, a private limited liability company (société à responsabilité limitée) incorporated under the laws of Luxembourg.

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“Metales” means Metales Interamericanos, S.A. de C.V., a company incorporated under the laws of Mexico.

“Metalúrgica” means Metalúrgica Guanacevi, S.A. de C.V., a company incorporated under the laws of Mexico.

“Minas Lupycal” means Minas Lupycal, S.A. de C.V., a company incorporated under the laws of Mexico.

“MXRT” means MXRT Holdings Ltd., a corporation existing under the laws of the Province of British Columbia.

2.3                      Affirmative Covenants. Section 11.1 of the Credit Agreement is hereby amended by adding the following new paragraph 11.1(v):

(v)           Post-Closing Security. On or before May 31, 2016, the Borrower shall cause each of Cubo and Mina Bolañitos to execute and deliver to the Administrative Agent, in form and substance satisfactory to the Administrative Agent, the following:

(i)
to the extent not previously delivered, one or more Security Documents in order to charge all of its Secured Assets as security for its Secured Obligations under, inter alia, their respective Guarantee (collectively, the “Post-Closing Security Documents”);

(ii)
a certificate of an officer of each of Cubo and Mina Bolañitos, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Post-Closing Security Documents to which each is signatory;

(iii)
a duly certified copy of the resolution of the board of directors of each of Cubo and Mina Bolañitos authorizing it to execute, deliver and perform its obligations under each Post-Closing Security Document to which it is a signatory;

(iv)	title insurance to the extent appropriate;

(v)
an opinion of counsel to Cubo and Mina Bolañitos addressed to the Finance Parties and their counsel, relating to the status and capacity of Cubo and Mina Bolañitos, the due authorization, execution and delivery and the validity and enforceability of the Post-Closing Security Documents to which each is a party, in the jurisdiction where their respective Secured Assets are located and/or the jurisdiction of incorporation of Cubo and/or Mina Bolañitos, the perfection of the security interests under the Post-Closing Security Documents and such other matters as the Administrative Agent may reasonably request; and

(vi)	all other documents, acts, deeds, assurances and things as the Administrative Agent may require.

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2.4                      Conditions Precedent to Effectiveness of Agreement.  Section 12.2 of the Credit Agreement is hereby amended by deleting the reference therein to “April 15, 2016” and replacing it with “April 22, 2016”.

2.5                      Schedule J. Schedule J attached to the Credit Agreement is hereby deleted in its entirety and replaced with Schedule J attached hereto.

2.6                      Deliveries Pursuant to Credit Agreement.  For the purposes of the Credit Agreement, this agreement and any document or instrument referred to herein shall be deemed to be delivered pursuant to the Credit Agreement and to be referred to in the Credit Agreement.

ARTICLE 3
MISCELLANEOUS

3.1                      Future References to the Credit Agreement.  On and after the date of this agreement, each reference in the Credit Agreement to “this agreement”, “hereunder”, “hereof”, or words of like import referring to the Credit Agreement, and each reference in any related document to the “Credit Agreement”, “thereunder”, “thereof”, or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as amended hereby.  The Credit Agreement, as amended hereby, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

3.2                      Governing Law.  This agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

3.3                      Enurement.  This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

3.4                      Conflict.  If any provision of this agreement is inconsistent or conflicts with any provision of the Credit Agreement, the relevant provision of this agreement shall prevail and be paramount.

3.5                      Counterparts.  This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.  Executed counterparts shall be delivered to the Administrative Agent or transmitted to the Administrative Agent by telefacsimile or other electronic form (including PDF) and the parties adopt signatures so transmitted to the Administrative Agent as original signatures; provided, however, that any party transmitting its signature to the Administrative Agent by telefacsimile or other electronic means (including PDF) shall promptly deliver to the Administrative Agent an original of the executed counterpart of this agreement which was so transmitted.

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IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first above written.

ENDEAVOUR SILVER CORP.

By:	“Dan Dickson”
Authorized Signing Officer

By:	“Bernard Poznanski”
Authorized Signing Officer

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THE BANK OF NOVA SCOTIA, as Administrative Agent

By:	“Kurt R. Foellmer”
Name: Kurt R. Foellmer
Title: Director

By:	“Stephen MacNeil”
Name: Stephen MacNeil
Title: Associate Director

THE BANK OF NOVA SCOTIA, as Lender

By:	“Kurt R. Foellmer”
Name: Kurt R. Foellmer
Title: Director

By:	“Stephen MacNeil
Name: Stephen MacNeil
Title: Associate Director

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ACKNOWLEDGEMENT AND CONSENT

The undersigned, each being a guarantor of the other Obligors’ Secured Obligations under, inter alia, the Credit Agreement, hereby acknowledge, agree to and consent to the foregoing amendments to the Credit Agreement and hereby confirm their obligations under their respective Finance Documents.

EDR SILVER DE MEXICO, S.A. DE C.V., SOFOM, E.N.R. (FORMERLY ENDEAVOUR CAPITAL)
By:	“Miguel Angel Cornelio Ordaz Ramirez”
Name: Miguel Angel Cornelio Ordaz Ramirez
Title: Repr. Legal

By:
Name:
Title:
ENDEAVOUR GOLD CORPORATION, S.A. DE C.V.
By:	“Miguel Angel Cornelio Ordaz Ramirez”
Name: Miguel Angel Cornelio Ordaz Ramirez
Title: Repr. Legal

By:
Name:
Title:
METALÚRGICA GUANACEVI, S.A. DE C.V.
By:	“Miguel Angel Cornelio Ordaz Ramirez”
Name: Miguel Angel Cornelio Ordaz Ramirez
Title: Repr. Legal

By:
Name:
Title:

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MINA BOLAÑITOS, S.A. DE C.V.
By:	“Miguel Angel Cornelio Ordaz Ramirez”
Name: Miguel Angel Cornelio Ordaz Ramirez
Title: Repr. Legal

By:
Name:
Title:
MINERA PLATA ADELANTE, S.A. DE C.V.
By:	“Miguel Angel Cornelio Ordaz Ramirez”
Name: Miguel Angel Cornelio Ordaz Ramirez
Title: Repr. Legal

By:
Name:
Title:
MINERA SANTA CRUZ y GARIBALDI, S.A. DE C.V.
By:	“Miguel Angel Cornelio Ordaz Ramirez”
Name: Miguel Angel Cornelio Ordaz Ramirez
Title: Repr. Legal

By:
Name:
Title:

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REFINADORA PLATA GUANACEVI, S.A. DE C.V.
By:	“Miguel Angel Cornelio Ordaz Ramirez”
Name: Miguel Angel Cornelio Ordaz Ramirez
Title: Repr. Legal

By:
Name:
Title:

MXRT HOLDINGS LTD.
By:	“Dan Dickson”
Name: Dan Dickson
Title: President

By:
Name:
Title:

MINAS LUPYCAL, S.A. DE C.V.
By:	“Miguel Angel Cornelio Ordaz Ramirez”
Name: Miguel Angel Cornelio Ordaz Ramirez
Title: Repr. Legal

By:
Name:
Title:

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COMPAÑIA MINERA DEL CUBO, S.A. DE C.V.
By:	“Miguel Angel Cornelio Ordaz Ramirez”
Name: Miguel Angel Cornelio Ordaz Ramirez
Title: Repr. Legal

By:
Name:
Title:

METALES INTERAMERICANOS, S.A. DE C.V.
By:	“Miguel Angel Cornelio Ordaz Ramirez”
Name: Miguel Angel Cornelio Ordaz Ramirez
Title: Repr. Legal

By:
Name:
Title:

ENDEAVOUR ZILVER
By:	“Dan Dickson”
Name: Dan Dickson
Title: Director

By:
Name:
Title:

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SCHEDULE J

GUARANTEE AND SECURITY DOCUMENTS

(A)           Guarantees

1.	the downstream guarantee provided by the Borrower pursuant to Article 15 of this Agreement;

2.	the guarantee agreement governed by Mexican law entered into between EDR Silver and the Administrative Agent;

3.	the guarantee agreement governed by Mexican law entered into between Endeavour Gold and the Administrative Agent;

4.	the guarantee agreement governed by Mexican law entered into between Metalúrgica and the Administrative Agent;

5.	the guarantee agreement governed by Mexican law entered into between Mina Bolañitos and the Administrative Agent;

6.	the guarantee agreement governed by Mexican law entered into between Minera Plata and the Administrative Agent;

7.	the guarantee agreement governed by Mexican law entered into between Minera Santa and the Administrative Agent;

8.	the guarantee agreement governed by Mexican law entered into between RPG and the Administrative Agent;

9.	the guarantee agreement governed by the laws of the Province of British Columbia entered into between MXRT and the Administrative Agent;

10.	the guarantee agreement governed by Mexican law entered into between Minas Lupycal, S.A. de C.V. (formerly, AuRicoGold GYC,S.A. de C.V.) and the Administrative Agent;

11.	the guarantee agreement governed by Mexican law entered into between Cubo and the Administrative Agent;

12.	the guarantee agreement governed by Mexican law entered into between Metales and the Administrative Agent;

(B)	Security Documents

13.	the general security and pledge agreement governed by the laws of the Province of British Columbia entered into between the Borrower and the Administrative Agent;

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14.	the general security and pledge agreement governed by the laws of the Province of British Columbia entered into between MXRT and the Administrative Agent;

15.	the pledge without transfer of possession agreement governed by Mexican law entered into between EDR Silver and the Administrative Agent;

16.	the share pledge agreement governed by Mexican law entered into between the Borrower, Endeavour Gold, the Administrative Agent and EDR Silver relating to all of the capital stock of EDR Silver;

17.	the pledge without transfer of possession agreement governed by Mexican law entered into between Endeavour Gold and the Administrative Agent;

18.
the share pledge agreement governed by Mexican law entered into between the Borrower, Miguel Ángel Cornelio Ordaz Ramírez (“Ramírez”), the Administrative Agent and Endeavour Gold relating to all of the capital stock of Endeavour Gold;

19.	the pledge without transfer of possession agreement governed by Mexican law entered into between Metalúrgica and the Administrative Agent;

20.	the share pledge agreement governed by Mexican law entered into between RPG, Endeavour Gold, the Administrative Agent and Metalúrgica relating to all of the capital stock of Metalúrgica;

21.	the pledge without transfer of possession agreement governed by Mexican law entered into between Mina Bolañitos and the Administrative Agent (as may be amended from time to time);

22.	the share pledge agreement governed by Mexican law entered into between Endeavour Gold, Ramírez, the Administrative Agent and Mina Bolañitos relating to all of the capital stock of Mina Bolañitos;

23.	the mortgage agreement of Mina Bolañitos;

24.	the pledge without transfer of possession agreement governed by Mexican law entered into between Minera Plata and the Administrative Agent;

25.	the share pledge agreement governed by Mexican law entered into between Endeavour Gold, Ramírez, the Administrative Agent and Minera Plata relating to all of the capital stock of Minera Plata;

26.	the mortgage agreement of Minera Plata;

27.	the pledge without transfer of possession agreement governed by Mexican law entered into between Minera Santa and the Administrative Agent;

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28.	the share pledge agreement governed by Mexican law entered into between Minera Plata, Endeavour Gold, the Administrative Agent and Minera Santa relating to all of the capital stock of Minera Santa;

29.	the pledge without transfer of possession agreement governed by Mexican law entered into between RPG and the Administrative Agent;

30.	the share pledge agreement governed by Mexican law entered into between Endeavour Gold, Ramírez, the Administrative Agent and RPG relating to all of the capital stock of RPG;

31.	the mortgage agreement of RPG;

32.	the pledge without transfer of possession agreement governed by Mexican law entered into between Minas Lupycal and the Administrative Agent;

33.	the share pledge agreement governed by Mexican law entered into between the Borrower, MXRT, the Administrative Agent and Minas Lupycal relating to all of the capital stock of Minas Lupycal;

34.	the pledge without transfer of possession agreement governed by Mexican law entered into between Cubo and the Administrative Agent;

35.	the share pledge agreement governed by Mexican law entered into between the Borrower, MXRT, the Administrative Agent and Cubo relating to all of the capital stock of Cubo;

36.	the pledge without transfer of possession agreement governed by Mexican law entered into between Metales and the Administrative Agent;

37.	the share pledge agreement governed by Mexican law entered into between the Borrower, MXRT, the Administrative Agent and Metales relating to all of the capital stock of Metales;

38.	the account control agreement governed by the laws of the Province of Ontario entered into by the Borrower, the Administrative Agent and Richardson GMP Limited;

39.	the account control agreement governed by the laws of the Province of British Columbia entered into by the Borrower, the Administrative Agent and PI Financial Corp.;

in each case as the same may have been or may be further amended, modified, supplemented, restated or replaced from time to time.

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